Exhibit 4.9
DESCRIPTION OF AVANGRID INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Avangrid Inc. (“AVANGRID”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.
The description of common stock set forth below is not complete and is qualified by reference to AVANGRID’s restated certificate of incorporation and amended and restated bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. We urge you to read our full restated certificate of incorporation and amended and restated bylaws.
Authorized Capital Stock
AVANGRID’s restated certificate of incorporation authorizes the issuance of 500,000,000 shares of common stock, par value $0.01. AVANGRID’s common stock is registered pursuant to Section 12 of the Exchange Act and is listed on the New York Stock Exchange under the symbol “AGR.”
Common Stock
Under AVANGRID’s restated certificate of incorporation and amended and restated bylaws, AVANGRID’s shareholders of record are entitled to one vote for each share of common stock held on all matters to be voted on by shareholders. AVANGRID has one class of directors that will be elected for a term expiring at the next annual meeting of shareholders following his or her election by a majority of the votes cast in person or by proxy by the holders of shares entitled to vote therein.
Dividends
AVANGRID expects to continue paying quarterly cash dividends, although there is no assurance as to the amount of future dividends, which will depend on our future earnings, capital requirements, financial condition, legal restrictions and other factors deemed relevant by our board of directors. Dividends may be paid in cash, property, or shares of our capital stock and are expected to be non-cumulative.
Special Meeting of Shareholders
AVANGRID’s amended and restated bylaws provide that special meetings of its shareholders may be called only by its chief executive officer or by its chairman. Special meetings must be called by AVANGRID’s chief executive officer or chairman at the request in writing of a majority of its board of directors or shareholders owning a majority of its issued and outstanding capital stock entitled to vote.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
AVANGRID’s restated certificate of incorporation and amended and restated bylaws do not contain specific provisions regarding advance notice procedures with respect to shareholder proposals and shareholder nominations of candidates for election as directors.
Authorized but Unissued Shares
AVANGRID’s authorized but unissued common stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock could render it more difficult or discourage an attempt to obtain control of AVANGRID by means of a proxy contest, tender offer, merger or otherwise.
Forum Selection
AVANGRID’s amended and restated bylaws designate the state courts of the State of New York located in New York County as the exclusive forum for certain types of actions and proceedings that may be initiated by its shareholders, which would limit its shareholders’ ability to choose the judicial forum for disputes with AVANGRID or its directors, officers, or other employees. Any person or entity purchasing or otherwise acquiring any interest in shares of common stock of AVANGRID is deemed to have received notice of and consented to such forum. Although AVANGRID believes this choice of forum provision provides benefits by providing increased consistency in the application of New York law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against AVANGRID and its directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the choice of forum provisions contained in the certificate of incorporation to be inapplicable or unenforceable in such action.
Conversion or Preemptive Rights
Under AVANGRID’s restated certificate of incorporation, AVANGRID’s shareholders will have no conversion or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock. AVANGRID’s shareholders will not have preemptive rights, other than the preemptive rights of Iberdrola, S.A. pursuant to the shareholder agreement dated December 16, 2015, between AVANGRID and Iberdrola, S.A., which is filed as Exhibit 10.1 to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part.